CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,003,000	$92.19

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $414,310.47 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $92.19 offset against the registration fee due for this offering and of which $414,218.28 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 812 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 39-VI dated November 7, 2007	Registration Statement No. 333-130051 Dated November 9, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $3,003,000 Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the Russell 2000® Index due November 15, 2011

General

  The notes are designed for investors who seek an uncapped return of 1.125 times the appreciation of a diversified basket of domestic and international indices at maturity. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than 30%, be willing to lose up to 70% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 15, 2011†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on November 9, 2007 and are expected to settle on or about November 15, 2007.

Key Terms

Basket:

The notes are linked to a basket consisting of the S&P 500® Index (“SPX”), the MSCI EAFE® Index (“MXEA”) and the Russell 2000® Index (“RUT”) (each a “Basket Index,” and together, the “Basket Indices”).

Component Weightings:	The S&P 500 Weighting is 40%, the MSCI EAFE Weighting is 40% and the Russell 2000 Weighting is 20% (each a “Component Weighting,” and collectively, the “Component Weightings”).
Upside Leverage Factor:	1.125.
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 1.125. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return x 1.125)]

Your principal is protected against up to a 30% decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level by up to 30%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level declines from the Starting Basket Level by more than 30%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 30%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 30%)]
If the Ending Basket Level declines from the Starting Basket Level by more than 30%, you could lose up to $700 per $1,000 principal amount note.
Buffer Amount:	30%, which results in a minimum payment of $300 per $1,000 principal amount note.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was November 9, 2007.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on each of the seven Ending Averaging Dates.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows:
100 x [1 + (S&P 500 Return * S&P 500 Weighting) + (MSCI EAFE Return * MSCI EAFE Weighting) + (Russell 2000 Return * Russell 2000 Weighting)]

Each of the S&P 500 Return, the MSCI EAFE Return and the Russell 2000 Return reflects the performance of the respective Basket Index, expressed as a percentage, from its respective closing level on the pricing date to its respective closing level on such trading day. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-VI.

Ending Averaging Dates†:	May 10, 2010, August 9, 2010, November 9, 2010, February 9, 2011, May 9, 2011, August 9, 2011 and November 9, 2011
Maturity Date†:	November 15, 2011
CUSIP:	48123MGR7
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-VI.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-VI and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$21	$979

Total	$3,003,000	$63,063	$2,939,937

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $21.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $1.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-77 of the accompanying product supplement no. 39-VI.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 9, 2007

 ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-VI dated November 7, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 8, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-VI dated November 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004834/e29131_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by the Upside Leverage Factor of 1.125. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 30%. If the Ending Basket Level declines by more than 30%, for every 1% decline beyond 30%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $300 for each $1,000 principal amount note.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to a basket consisting of the S&P 500® Index, the MSCI EAFE® Index and the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000ETM Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about each Basket Index, see “The S&P 500® Index,” “The MSCI EAFE® Index” and “The Russell 2000® Index” in the accompanying product supplement no. 39-VI.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-VI. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” that, subject to the discussion of alternative characterizations below, generates long-term capital gain or loss if held for more than one year, whether or not you are an initial purchaser of notes at the issue price.
  However, the Internal Revenue Service (“IRS”) or a court may not respect the characterization and treatment of the notes as an “open transaction,” in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the IRS could assert that a “deemed” taxable exchange has occurred on one or more of the Ending Averaging Dates. If the IRS were successful in asserting that a taxable exchange has occurred, any gain on the deemed exchange would likely be capital gain. In this event the tax treatment of the notes after a “deemed” taxable exchange would be uncertain. You should consult your tax adviser regarding the treatment of the notes, including possible alternative treatments.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the stocks composing the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-VI dated November 7, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $300 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 30% buffer. Accordingly, you could lose up to $700 for each $1,000 principal amount note that you invest in.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the Russell 2000® Index	PS-1

  THE AVERAGING CONVENTION USED TO CALCULATE THE BASKET RETURN COULD LIMIT RETURNS — Your ability to participate in the appreciation of the Basket may be limited by the quarterly averaging over the last eighteen months of the term of the notes used to calculate the Basket Return, especially if there is a significant decrease in the level of the Basket near any of the Ending Averaging Dates or if there is significant volatility in the Basket Closing Levels during the term of the notes. Accordingly, you may not receive the benefit of full appreciation of the Basket between each of the Ending Averaging Dates or between the pricing date and the final Ending Averaging Date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.
  ONE OF THE BASKET INDICES, AND THUS THE NOTES THEMSELVES, IS SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the component stocks of the country indices that compose the MSCI EAFE® Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the MSCI EAFE® Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component stocks of the MSCI EAFE® Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component stocks in the MSCI EAFE® Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the MSCI EAFE® Index will be adversely affected and the payment at maturity of the notes may be reduced.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interest as a holder of the notes in taking any appropriate action that might affect the value of the S&P 500® Index or the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally as well as in each of the markets of the securities composing the Basket Indices;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the MSCI EAFE® Index are denominated; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the Russell 2000® Index	PS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Upside Leverage Factor of 1.125. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

160.00	60.00%	67.5000%
150.00	50.00%	56.2500%
140.00	40.00%	45.0000%
130.00	30.00%	33.7500%
120.00	20.00%	22.5000%
110.00	10.00%	11.2500%
105.00	5.00%	5.6250%
102.50	2.50%	2.8125%
100.00	0.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	0.00%
70.00	-30.00%	0.00%
60.00	-40.00%	-10.00%
50.00	-50.00%	-20.00%
40.00	-60.00%	-30.00%
30.00	-70.00%	-40.00%
20.00	-80.00%	-50.00%
10.00	-90.00%	-60.00%
0.00	-100.00%	-70.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,056.25 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.125)] = $1,056.25

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70. Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 30%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 50. Because the Ending Basket Level of 50 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 30%, the Basket Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-50% + 30%)] = $800

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0. Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 30%, the Basket Return is negative and the investor receives a payment at maturity of $300 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 30%, calculated as follows:

$1,000 + [$1,000 x (-100% + 30%)] = $300

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the Russell 2000® Index	PS-3

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index, the MSCI EAFE® Index and the Russell 2000® Index from January 4, 2002 through November 9, 2007 and the Basket as a whole from January 4, 2002 through November 9, 2007. The closing level of the S&P 500® Index on November 9, 2007 was 1453.70. The closing level of the MSCI EAFE® Index on November 9, 2007 was 2293.28. The closing level of the Russell 2000® Index on November 9, 2007 was 772.38.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment in excess of $300 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the MSCI EAFE® Index and the Russell 2000® Index	PS-4